SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      SCHEDULE 13D/A

                           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (Amendment No. 1)

                                     MESABA HOLDINGS, INC.
                                      (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE PER SHARE
                              (Title of Class of Securities)

                                       59066B102
                                    (CUSIP Number)

                                  DOUGLAS M. STEENLAND
                  EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              NORTHWEST AIRLINES CORPORATION
                                   2700 LONE OAK PARKWAY
                                  EAGAN, MINNESOTA  55121
                                 TELEPHONE: (612) 727-6500
             (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                    November 1, 2000
                (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g),
check the following box   /  /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION No. of Above Person

             NORTHWEST AIRLINES CORPORATION
             IRS IDENTIFICATION NO. 41-1905580
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                  (b) /X/
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
            WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Delaware

                            7.     SOLE VOTING POWER
                                      9,809,035(1)
NUMBER OF SHARES
  BENEFICIALLY              8.     SHARED VOTING POWER
    OWNED BY                          0
 EACH REPORTING
  PERSON WITH               9.     SOLE DISPOSITIVE POWER
                                      9,809,035(1)

                            10.    SHARED DISPOSITIVE POWER
                                      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,809,035 SHARES(1)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.17%(1)(2)

14.     TYPE OF REPORTING PERSON
           CO

(1) Includes 4,151,922 shares of Issuer Common Stock (as defined herein) that may be acquired upon the exercise of warrants (all of which are currently exercisable) held by an indirect subsidiary of Northwest (as defined herein).

(2)   Assumes, pursuant to Rule 13d-3(d)(1) under the Securities Exchange
      Act of 1934, that there are 24,420,563 shares of Issuer Common Stock outstanding, which includes the 4,151,922 shares issuable upon exercise of the warrants to purchase shares of Issuer Common Stock held by an indirect subsidiary of Northwest.

PREAMBLE

    The Schedule 13D, dated January 13, 1999 with respect to the Common Stock, $0.01 par value, of Mesaba Holdings, Inc., a Minnesota corporation, is hereby amended as set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended by adding the following after the last paragraph:

       Pursuant to a letter sent by Northwest to the Issuer, dated November 1, 2000, Northwest has indicated that it is prepared to offer to acquire all of the outstanding Issuer Common Stock not already owned by Northwest at a price of $13 per share, or an aggregate purchase price of approximately $190 million (the "Offer"). All of such funds would be obtained from Northwest's general working capital.

Item 4. PURPOSE OF TRANSACTION

        Item 4 is hereby amended by adding the following paragraph 4:

        4. As discussed in the response to Item 3, Northwest has proposed to the Issuer the acquisition by Northwest of all of the shares of the Issuer which it does not already own.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5(c) is hereby replaced by the following:

        Except as set forth in this Item 5(c), neither Northwest nor, to the best of its knowledge, any person listed on Attachment A attached hereto has effected any transaction in shares of Issuer Common Stock during the past
60 days.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

       Item 7 is hereby amended by adding the following:

     5. Offer Letter from Northwest to Issuer, dated November 1, 2000. See Exhibit A


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2000

                                             NORTHWEST AIRLINES CORPORATION


                                             By:  /s/ Douglas M. Steenland
                                                  ----------------------------
                                                  Douglas M. Steenland
                                                  Executive Vice President,
                                                  General Counsel and Secretary

Exhibit A

John H. Dasburg
President
Chief Executive Officer
                                                      November 1, 2000



Mr. Carl R. Pohlad
Chairman
Mesaba Holdings, Inc.
7501 26th Avenue South
Minneapolis, MN  55440

Dear Carl:

Northwest Airlines Corporation has enjoyed a close and productive relationship with Mesaba. We are pleased to have it as one of our leading regional affiliated carriers.

However, we believe that Mesaba's performance as an Airlink carrier would be enhanced if we were to own all of its shares. Therefore, we are prepared to offer to acquire all of the shares of Mesaba common stock that we do not currently own at a price of $13.00 per share.

This price represents a substantial premium over recent trading levels of the Company's shares, and we believe it represents a fair price that will be attractive to the Company's stockholders.

Given our current ownership stake in Mesaba and our representation on its board, we understand that our proposal would be considered by a special committee of your board of directors. We are prepared to meet with the special committee to further explain our proposal and begin the process of negotiating a definitive agreement.

Please call Mickey Foret (612-726-2471) regarding this proposal. We look forward to working with you and the special committee and concluding a successful transaction.

                                                 Sincerely,

                                                 /s/ John H. Dasburg